Epsium Enterprise Limited

Alameda Dr. Carlos D'assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

September 28th, 2023

Via EDGAR

Ms. Jennie Beysolow

Mr. Dietrich King

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Epsium Enterprise Limited

Draft Registration Statement on Form F-1

Submitted July 17, 2023

CIK No. 0001883437

Dear Ms. Beysolow and Mr. King:

This letter is in response to the letter dated August 9, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Epsium Enterprise Limited (the “Company”, “we”, or “our”) relating to the confidential filing of a draft Registration Statement on Form F-1 with the Commission on July 17, 2023 (the “Original Registration Statement”) in connection with its application for a listing on the Nasdaq Capital Market (the “Proposed Listing”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 1 to the Registration Statement on Form F-1 (“Draft Amendment No. 1”) is being filed to accompany this letter. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in Draft Amendment No. 1.

Original Registration Statement
Cover page

1.	We note your disclosure that although you believe your corporate structure is stable without any interference from current applicable laws in PRC, Hong Kong, or Macau, you “face risks and uncertainties associated with the complex and evolving PRC laws and regulations and the economic conditions of the PRC because [y]our business operations rely on the economic growth of the PRC and the smooth functioning of the PRC commercial participants in [y]our industry.” Please revise to disclose that this structure involves unique risks to investors and acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response:

In response to the Staff’s comments, we respectfully advise the Staff that risks and uncertainties associated with the PRC laws and regulations and its economic conditions that may impact our business operations are expected to be generally indirect impact because we do not operate in the PRC and the Company’s operating entity, as a Macau entity, and our operations in Macau are governed by Macau laws and regulations, such as the Basic Law of Macau SAR (the “Basic Law”), as opposed to the PRC laws and regulations. Because of the explicit provisions of the Basic Law as further explained below, we respectfully advise the Staff that we do not believe that we can “acknowledge that Chinese regulatory authorities could disallow this structure” without running into a direct conflict with the mandates and provisions of the Basic Law.

Epsium Enterprise Limited

Alameda Dr. Carlos D'assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

As a Special Administrative Region of the People’s Republic of China, Macau has been granted a high level of autonomy in administrative, legislative, and adjudication (including final) powers by the People’s Republic of China through the promulgation of the Basic Law that went into effect on December 20, 1999, specifically:

●	The Basic Law, promulgated under the Constitution of the People’s Republic of China by the National People’s Congress, China’s highest legislative body, to establish Macau as a SAR, is the local constitutional law of Macau. Pursuant to the Basic Law, national laws of the PRC do not apply to Macau unless explicitly included in Annex III to the Basic Law.

●	Article 18 of the Basic Law provides that “[l]aws listed in Annex III to this Law shall be confined to those relating to defence and foreign affairs as well as other matters outside the limits of the autonomy of the Region as specified by this Law.” As such, national PRC laws that do not relate to Macau’s defense and foreign affairs or that are not outside the limits of the autonomy of Macau (i.e., Macau’s autonomous administrative, legislative, and judicial powers as per the Basic Law) are not listed in Annex III. Currently, only 12 PRC laws are listed in Annex III relating to such matters fundamental to a country’s sovereignty and identity, such as the PRC’s capital city, calendar, national anthem, national flag, national emblem, the National Day of the PRC, nationality of the PRC citizens, diplomatic privileges and immunities, consular privileges and immunities, territorial sea and the contiguous zone, exclusive economic zone and continental shelf, garrison, immunity from judicial compulsory measures for property of foreign central banks. PRC laws and regulations such as the PRC Securities Law, cybersecurity regulations and laws and measures regarding overseas listing of PRC-based entities are not included in Annex III, thus not applicable to Macau nor the Company pursuant to the Basic Law.

●	Additionally, Article 22 of the Basic Law specifically prohibits any departments of the Central People’s Government of the PRC, or any province, autonomous region, or municipality directly under the Central Government from interfering in the affairs which Macau administers on its own in accordance with the Basic Law.

In response to the Staff’s comments, we (i) added a section entitled “Regulations – The Basic Law of the Macau SAR promulgated by the National People’s Congress of the PRC (“NPC”), the highest body of the PRC legislature, as Macau’s Constitution” on page 82(the “Basic Law Section”), (ii) added a cross reference to the Basic Law Section on the Cover Page, (iii) revised “Prospectus Summary – Summary of Risk Factors – Risks Related to Doing Business in Macau and Risks Related to the PRC” on page 4, (iv) revised “Risk Factors – Risks Related to the PRC – Macau and PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you” on page 25 of Draft Amendment No. 1, and (v) revised certain other risk factors discussed elsewhere in this response letter to align these risk factors to the discussion in the Basic Law Section.

Epsium Enterprise Limited

Alameda Dr. Carlos D'assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

2.	Please revise your disclosure about the various legal and operational risks and uncertainties relating to your operations in Macau to make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact your ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response:

In response to the Staff’s comments on the various legal and operational risks and uncertainties relating to our operations in Macau, we revised “Risk Factors – Risks Related to Doing Business in Macau” in Draft Amendment No. 1 on page 23to make it clear, when appropriate, that some of these risks related to doing business in Macau could result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless, or otherwise make it clear of the risks associated with certain other factors in materially and adversely affecting our business, financial condition, results of operations or prospects.

In response to the Staff’s request to address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange, we respectfully advise the Staff that because we operate only in Macau and are subject to Macau laws and regulations, we do not believe we are subject to the same legal and related operational risks associated with operations in China. In this regard, we revised “Prospectus Summary – Summary Risk Factors - Risks Related to Doing Business in Macau and Risks Related to the PRC” on page 4, and various risk factors under “Risk Factors – Risks Related to the PRC” on pages 25, 26, 28, and 29 in the Draft Amendment No.1.

3.	Please revise to more clearly disclose how you will refer to the holding company and subsidiaries. In this regard, we note your disclosure on the cover that references to “Epsium” or “Epsium BVI” are to EPSIUM ENTERPRISE LIMITED; and “we”, “us”, “our Company”, “the Company”, or “our” are to Epsium HK and its subsidiaries. However, on page ii, you state that “we”, “us”, “our company”, or “our” are to EPSIUM ENTERPRISE LIMITED, together as a group with its subsidiaries.

Response:

In response to the Staff’s comments, we revised the relevant disclosure on the Cover Page of Draft Amendment No. 1.

Epsium Enterprise Limited

Alameda Dr. Carlos D'assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

4.	We note that you have operations located in Hong Kong. Please discuss in future filings, the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to:

●	Enforceability of civil liabilities in Hong Kong;
●	China’s Enterprise Tax Law (“EIT Law”);
●	Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and their potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and
●	Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response:

In response to the Staff’s comments, we respectfully advise the Staff, and also revised Amendment No. 1 on the Cover Page, and pages 4, 5, 47 and 93 to further clarify, that (i) Epsium HK is not an operating company but a Hong Kong holding company with operations conducted by the Operating Entity in Macau, except that in 2023, due to the preference of certain Hong Kong suppliers to deal with a local entity in Hong Kong, Epsium HK facilitated the Operating Entity in procuring inventory in Hong Kong with funds provided by the Operating Entity, which inventory was then provided by Epsium HK to the Operating Entity without gross margin, (ii) except for the foregoing, Epsium HK does not carry any substantive activities, generate any revenue or incur any expenditure (except for costs associated with maintaining its legal existence as a Hong Kong entity), and does not maintain any office facility or personnel in Hong Kong, and (iii) we do not believe we are subject to the same legal and related operational risks associated with operations in Hong Kong.

In response to the Staff’s request to discuss applicable laws and regulations in Hong Kong, with respect to:

●	Enforceability of civil liabilities in Hong Kong:

We respectfully draw the Staff’s attention to disclosure regarding enforceability of civil liabilities in Hong Kong on page 42 of Draft Amendment No. 1.

●	China’s Enterprise Tax Law (“EIT Law”):

Because we do not have any operations in China nor maintain any subsidiary in China, we do not believe that China’s Enterprise Tax Law issues are relevant to our business.

●	Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and their potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange

Because our Hong Kong subsidiary Epsium HK is a holding company and does not conduct any substantive operations in Hong Kong other than occasionally facilitating inventory procurement in Hong Kong without any gross margin, we do not believe we are subject to the same legal and related operational risks associated with operations in Hong Kong. As Epsium HK does not engage in any monopolistic behavior nor does it collect any user data, we do not believe that we are directly subject to laws and regulations in Hong Kong relating to anti-monopoly concerns or data security in Hong Kong.

●	Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

We refer to our response to the Staff’s comment immediately above and respectfully advise the Staff that we do not believe that Hong Kong’s data security concerns are relevant to our business.

Epsium Enterprise Limited

Alameda Dr. Carlos D'assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

5.	We note your disclosure about how cash is transferred throughout the organization. Please revise to provide examples of the “intra-group transactions,” by way of which you state cash is transferred through your organization. Quantify any transfers, dividends, or distributions that have been made to date between the holding company and its subsidiaries, including the three cash transfers between the Company and the operating entity during the fiscal years ended 2022, and 2021. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. In addition, please amend your disclosure here and in the summary risk factors and risk factors Sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to each of these other discussions in the prospectus summary, summary risk factors and risk factors.

Response:

In response to the Staff’s comments, we revised and further updated (i) the related disclosure on the Cover Page, (ii) the disclosure in “Prospectus Summary – Cash Transfers Between the Company and Our Subsidiaries and Dividend Distribution” on page 4, and (iii) the “Prospectus Summary – Summary of Risk Factors – Risks Related to Doing Business in Macau and Risks Related to the PRC” on page 4, and we added (iv) “Risk Factors – Risks Related to the PRC – Any restrictions of cash flows among Epsium BVI, Epsium Hong Kong, and our Operating Entity in Macau may adversely affect our ability to meet our financial requirements or make dividend or other shareholder distributions to our shareholders.” on page 25 of Draft Amendment No. 1.

6.	Please revise here to state, as you do on page 5, that there are no specific cash management policies and procedures in place that dictate how funds are transferred through your organization. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response:

In response to the Staff’s comments, we revised Draft Amendment No. 1. on the (i ) Cover Page, (ii) “Prospectus Summary – Cash Transfers Between the Company and Our Subsidiaries and Dividend Distribution” on page 4, (iii) “Risk Factors – Risks Related to our Ordinary Shares and This Offering – We have identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements.” on page 37, and (iv) “Related Party Transactions” on page 93 to update that we have adopted a cash management policy.

7.	We note your disclosure that you will be a “controlled company” and that Mr. Son I Tam, your Chief Executive Officer, Chief Financial Officer, chairman of the Board of Directors, and principal shareholder, and his affiliates own and hold more than 50% of your outstanding Ordinary Shares. Please also disclose Mr. Tam’s ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Make conforming changes throughout the document and expand your risk factors disclosure on page 36 to acknowledge the risks to shareholders that arise from this control, including the anti-takeover effects of this ownership.

Response:

In response to the Staff’s comments, we revised the disclosure of Draft Amendment No. 1 (i) on the Cover Page, (ii) in “Prospectus Summary - Implications of Our Being a Controlled Company” on page 8, and (iii) in “Risk Factors – Risks Related to our Ordinary Shares and This Offering – As a “controlled company” under the Nasdaq Stock Market Rules, our Company may choose to exempt the Company from certain corporate governance requirements that could have an adverse effect on shareholders.” on page 36.

Epsium Enterprise Limited

Alameda Dr. Carlos D'assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

About this Prospectus

Conventions that Apply to this Prospectus, page ii

8.	We note that your definition of China or the PRC excludes the special administrative regions of Hong Kong, Macau, and Taiwan and your disclosure that reference to laws and regulations of China or the PRC are only to such laws and regulations of mainland China. Please revise here or elsewhere in this prospectus, as applicable, to disclose that the same legal and operational risks associated with operations in China also apply to operations in Hong Kong/Macau.

Response:

In response to the Staff’s comments, we respectfully advise the Staff that because we operate only in Macau and are subject to Macau laws and regulations, including the Basic Law, we do not believe that we are subject to the same legal and operational risks associated with operations in China or Hong Kong although we may be subject to legal and operational risks indirectly by virtue of doing business with parties in China or Hong Kong, or even directly if we decide to operate in China or Hong Kong in the future. We added the relevant disclosure (i) on the Cover Page of Draft Amendment No. 1, (ii) “Prospectus Summary – Summary of Risk Factors – Risks Related to Doing Business in Macau and Risks Related to the PRC” on page 4, and (iii) the relevant risk factors under “Risk Factors – Risks Related to the PRC” on pages 25, 26, 28, and 29.

Prospectus Summary, page 1

9.	We note your diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Please revise to identify clearly the entity in which investors are purchasing their interest. Describe the relevant contractual agreements, if any, between the entities, including those that affect the manner in which you operate, impact your economic rights, or impact your ability to control your subsidiaries. Disclose the uncertainties regarding the challenges the company may face enforcing any such contractual agreements due to legal uncertainties and jurisdictional limits. Identify clearly the entity(ies) in which the company’s operations are conducted.

Response:

In response to the Staff’s comments, we revised the disclosure in “Prospectus Summary – Corporate History and Structure” on page 1, “Corporate History and Structure – Our Corporate Structure” on page 47, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” on page 48 of Draft Amendment No. 1. We further note that we do not have any structure, or contractual arrangements among affiliated entities and individuals typically associated with a VIE structure that affect the manner in which we operate, impact our economic rights, or impact our ability to control our subsidiaries.

Summary of Risk Factors

Risks Related to the PRC and Risks Related to Doing Business in Macau, page 4

10.	Please revise to expand your disclosure and discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

In response to the Staff’s comments, we respectfully refer to our responses to the Staff’s Comments No. 1 and No. 2 above, including the related revisions we listed there. We note, in particular, that Article 22 of the Basic Law provides that “[n]o departments of the Central People’s Government and no province, autonomous region, or municipality directly under the Central Government may interfere in the affairs which the Macao Special Administrative Region administers, on its own, in accordance with” the Basic Law.

Epsium Enterprise Limited

Alameda Dr. Carlos D'assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Cash Flow through Organization, page 5

11.	Please revise to expand your disclosure about restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors, including any restrictions on foreign exchange.

Response:

In response to the Staff’s comments, we (i) revised the disclosure in “Prospectus Summary – Cash Transfers Between the Company and Our Subsidiaries and Dividend Distribution” on page 4 and (ii) added “Risk Factors – Risks Related to the PRC – Any restrictions of cash flows among Epsium BVI, Epsium Hong Kong, and our Operating Entity in Macau may adversely affect our ability to meet our financial requirements or make dividend or other shareholder distributions to our shareholders.” on page 25of Draft Amendment No. 1.

Any significant disruption or interruption in the supply chain may adversely affect the Operating Entity..., page 14

12.	Please revise to update your risks characterized as potential if recent supply chain disruptions have impacted your operations. In this regard, we note your disclosure on page 49 indicating that during 2022, the COVID-19 pandemic impacted supply chains and global financial markets and that governments have imposed laws that impacted the Operating Entity’s operations, financial condition and demand for its products, but also impacted the Operating Entity’s overall ability to react quickly enough to mitigate the impact of these laws and regulations. In addition, expand your disclosure to explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response:

In response to the Staff’s comments, we revised the disclosure in “Risk Factors – Risks Related to Our Business and Industry – Any significant disruption or interruption in the supply chain may adversely affect the Operating Entity’s business.” on page 14 of Draft Amendment No. 1.

Risk Factors, page 14

13.	We note your risk factors on page 19 regarding your reliance on three major suppliers. You state that “[b]ecause of this, [you] may not be able to find replacements or immediately transition to alternative suppliers in the event [you] need to do so;” and that “[i]f [you] lose one or more of the suppliers, [y]our operation may be disrupted, and the results of operations may be adversely and materially impacted;” and “[i]f [you] are unable to source products or services at favorable prices, [y]our net revenues and gross profit margins may be materially and adversely affected.” However, you also state that “due to the abundance of competitive suppliers, [you] would be able to find a suitable replacement in a timely manner if [you] were to lose any of [y]our existing suppliers.” Please revise these disclosures to resolve the apparent inconsistency and to clarify the extent to which you are substantially dependent on any contract associated with your operations. If you are so dependent, please file any such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comments, we revised the disclosure in (i) “Prospectus Summary – Our Suppliers and Customers” on page 2, (ii) “Risk Factors – Risks Related to Our Business and Industry – The Operating Entity does not have long-term contracts with its suppliers, who can reduce order quantities or terminate their sales to the Operating Entity at any time.” on page 19, and (iii) “Risk Factors – Risks Related to Our Business and Industry - If we fail to manage and expand our relationships with distributors, dealers, or suppliers, or otherwise fail to source products or services at favorable terms, our business and growth prospects may be adversely and materially impacted.” on page 19 of Draft Amendment No. 1. We further note that we classify a supplier as a major supplier if it accounts for more than 10% of our total purchases for a given year. In each of fiscal years 2020, 2021 and 2022, there was only one supplier, identified as “Wines and Spirits Importer B” on page 76 in Draft Amendment No. 1, that was consistently a major supplier. We do not normally have long-term supply contracts with our suppliers, including this major supplier. Instead, in our ordinary course of business, we have an established practice in issuing standard purchase orders to our suppliers for each purchase with simple price, quantity, delivery, and payment terms. In this regard, we revised “Business – Suppliers” on page 76 of Draft Amendment No. 1.

Epsium Enterprise Limited

Alameda Dr. Carlos D'assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

14.	We note your disclosure on page 3 that “[f]or the fiscal years 2020, 2021, and 2022, sales to [y]our major customers accounted for 45.2%, 47.9%, and 48.8% of our total revenues, respectively.” To the extent you are materially dependent on these clients, please describe the material terms of these agreements and file them as exhibits or tell us why you are not required to do so. Refer to Part 1, Item 4 of Form F-1 and Part 1, Item 4.B.6 of Form 20-F. Also, provide risk factor disclosure on your dependence on a limited number of customers, if applicable. Refer to Item 3 of Form F-1.

Response:

In response to the Staff’s comments, we revised the disclosure in “Prospectus Summary – Our Suppliers and Customers” on page 2 and “Business – Customers” on page 77 of Draft Amendment No. 1. We further note that although our sales highly concentrated on our major customers in the fiscal years 2020 through 2022, it did not present a material risk to us because we did not rely on sales to any single customer. We classify a customer as a major customer if it represents more than 10% of our total sales revenue. In the fiscal year 2022, we had four such customers, the same number as in the fiscal year 2021. For the fiscal year 2020, we had two major customers. It’s important to highlight that the composition of these major customers changed each year. Except for one major customer for the fiscal years 2021 and 2020, we didn't have any other top customer that consistently held the top position year after year. It's worth noting that, except for one customer in 2020, all our major customers contributed between 10% and 17% of our overall sales revenue every year.

Uncertainties with respect to the PRC legal system could materially and adversely affect us..., page 26

15.	Please revise your discussion about the PRC government’s significant oversight and discretion over the conduct of your business to describe any material impact that such intervention or control has or may have on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Response:

In response to the Staff’s comments, we revised the risk factors in (i) “Risk Factors – Risks Related to the PRC - Macau and PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you” starting from page 25, (ii) “Risk Factors – Risks Related to the PRC - Uncertainties with respect to the PRC legal system could materially and adversely affect us, as China is the country of origin of the Chinese liquor, our main product, and we partially rely on suppliers operating in the PRC region and a few of our clients are PRC entities” on page 26, and (iii) “Risk Factors – Risks Related to the PRC - Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business should we start an online retail business platform directly targeting our sales at mainland consumers directly” on page 28, of Draft Amendment No. 1.

Recent greater oversight by the Cyberspace Administration of China..., page 28

16.	You state that “[t]here remains uncertainty as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft.” This uncertainty seems to conflict with your statement without qualification that neither you “nor the operating entity is subject to cybersecurity review by the CAC.” Please revise or advise. Make conforming changes on the cover page where you provide similar disclosure.

Response:

In response to the Staff’s comments, the Company has revised the relevant risk factor “Risk Factors – Risks Related to the PRC - Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business should we start an online retail business platform directly targeting our sales at mainland consumers directly.” starting from page 28. The Company also made additional revisions to align the risk factor with the discussions in the Basic Law Section.

Epsium Enterprise Limited

Alameda Dr. Carlos D'assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Enforceability of Civil Liabilities, page 41

17.	Please revise to clarify the location of your directors, officers, or members of senior management. Identify the individuals located in the PRC/Hong Kong.

Response:

In response to the Staff’s comments, the Company made revisions in Draft Amendment No. 1 in “Enforceability of Civil Liabilities” on page 41.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources, page 52

18.	To the extent material to an understanding of your liquidity, please discuss here your related party loans and, if applicable, address the potential risks and consequences of such loans on your liquidity. In this regard, we note disclosure on page 93 about various cash advancements to, and loans from, Mr. Tam that were conducted without contracts and have been interest-free with no repayment terms. We also note the general prohibition on loans to executives under Section 13(k) of the Securities Exchange Act of 1934.

Response:

In response to the Staff’s comments, we respectfully advise the Staff that we did not experience real liquidity shortage to meet our working capital needs at the current scale of our operations. We note that our positive cash flow of $525,561 and $272,012 for the fiscal years ended December 31, 2022, and December 31, 2021, respectively, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” on page 52, of Draft Amendment No. 1. We respectfully advise the Staff that the related party cash advances and loans disclosed on page 93 of the Original Registration Statement occurred a result of material weaknesses in the Company’s lack of proper procedures and policies in its internal control over financial reporting. Such material weaknesses and associated risks are disclosed in “Risk Factors – Risks Related to our Ordinary Shares and This Offering – We have identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements.” on page 37 of Draft Amendment No. 1, including, among other things, “… the intermingling of funds between Mr. Tam and the Operating Entity”. The lack of procedures and policies in the Company’s financial management and internal control over financial reporting is due to the Company being a private company and majority-owned and controlled by Mr. Son I. Tam, its founder, the CEO and CFO. The Company recognizes that in connection with the Proposed Listing, it must adhere to applicable higher standards prescribed by the Commission and Nasdaq. The Company intends to and has taken certain remedial measures as discussed on the (i ) Cover Page, (ii) “Prospectus Summary – Cash Transfers Between the Company and Our Subsidiaries and Dividend Distribution” on page 4, (iii) “Risk Factors – Risks Related to our Ordinary Shares and This Offering – We have identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements.” on page 37, and (iv) “Related Party Transactions” on page 93 of Draft Amendment No. 1. It is estimated that by the end of October, all loans extended to Mr. Tam will be fully paid off.

Epsium Enterprise Limited Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

19.	Your disclosure on page 69 of the “Business” section of the filing indicates that you import and sell a broad range of premium beverages, primarily alcoholic beverages and in 2022 a small quantity of tea and fruit juice. You also indicate that the alcoholic beverages you sell include Chinese liquor, French Cognac, Scottish Whiskey, fine wine, Champagne and other miscellaneous beverage alcohol. Please revise the notes to your financial statements to disclose revenues associated with each of your principal products or group of similar products for each period presented in your financial statements or explain why you do not believe this is required. Refer to the guidance in ASC 280-10-50-40.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company does not believe that we are required to disclose revenues associated with each of our principal products or group of similar products for each period presented in our financial statements.

Epsium Enterprise Limited

Alameda Dr. Carlos D'assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

When determining the level at which products and services should be reported, in accordance with ASC 280-10-50-11, we considered factors below:

a.	The nature of the products and services

The Company specializes in the distribution of alcoholic beverages, with over 99.9% of its products consisting of various types of alcohol, including Chinese Baijiu, Scotch Whisky, and red and white wines, among others. These products are all considered alcoholic beverages, and there are no other services provided by the Company.

b.	The nature of the production processes

These products are all sourced exclusively from regions outside of Macau through trusted suppliers, with no in-house manufacturing processes.

c.	The type or class of customer for their products and services

The main customer base consists of casinos, restaurants, distributors, and supermarkets for all products.

d.	The methods used to distribute their products or provide their services

All products are sold wholesale, targeting the local market in Macau.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Company only sells products within Macau, which means all products are under the same regulatory environment.

Given the identical nature of products, the production process, the same class of customers, the same method of distributing the products, and under the same regulatory environment, the Company views all of its products as belonging to the same segment. Based on criteria established by ASC 280, “Segment Reporting,” the Company considers itself to be operating within one reportable segment, and the Company does not believe that we are required to disclose revenues with each of our principal products or to disclose group of similar products for each period presented in our financial statements.

13. Subsequent Events, page F-17

20.	Please revise the notes to your audited financial statements to disclose the nature and significant terms of the related party transactions with Mr. Tam, your Chief Executive officer and Chief Financial Officer during 2023 as described on page 93 under the heading “Related Party Transactions”. Refer to the disclosure requirements of ASC 850-10-50 and 855-10-50.

Response:

Between January 1, 2023, and the date of this prospectus, cash advancements were made to Mr. Tam by the Operating Entity with amounts ranging between US$12 and US$256,464 and the total outstanding balance of US$4,723,915 owed by Mr. Tam. During the same period, Mr. Tam made loans, or payments to third parties on behalf of, the Operating Entity, Epsium HK or Epsium BVI, with amounts ranging between US$50 and US$769,393 and the total outstanding balance of US$3,132,848 owed to Mr. Tam. As of the date of this prospectus, the net amount owed to the Operating Entity, Epsium HK and Epsium BVI by Mr. Tam is US$536,233, which Mr. Tam expects to pay off by October 31, 2023.

Epsium Enterprise Limited

Alameda Dr. Carlos D'assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

General

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:

In response to the Staff’s comments, we respectfully advise the Staff that neither the Company nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Laura Hemmann, Esq., of King & Wood Mallesons LLP, at (347) 926 7542.

Sincerely,

/s/ Son I. Tam
Name: Son I. Tam
Title: Chief Executive Officer, Chief Financial Officer, and Chairman

cc: Laura Hemmann, Esq.

King & Wood Mallesons LLP